

Mail Stop 7010

April 25, 2007

By US Mail and Facsimile

Mr. W. Pierce Carson
President
AZCO Mining Inc.
1128 Pennsylvania NE, Suite 200
Albuquerque, NM 87110

>   **Re: AZCO Mining Inc.**
>   **Registration Statement on Form SB-2**
>   **Filed March 23, 2007**
>   **File No. 333-141558**
>   **Form 10-KSB for the fiscal year ended June 30, 2006**
>   **Filed February 16, 2007**
>   **File No. 1-12974**

Dear Mr. Carson:

        We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you state in Note 2. Sale of Real Property and Settlement of Financing Lease, on page F-29 of the SB-2 in connection with the sale of real property and settlement of financing lease you recorded a gain of $3,521,817.

Please tell us how you accounted for the initial sale/leaseback of your 40% ownership interest in real estate and buildings at Glendale, Arizona. In addition, please provide us the initial entry to record this transaction at inception of the sale/leaseback. In doing so, please provide:

- the amount of lease payable recorded at inception and include the undiscounted value as well the detailed calculation of the present value of such liability;

- the amount of mineral properties, plant and equipment that was removed from the balance sheet in connection with the sale of your 40% ownership interest in real property;

- the amount of leased property recorded at the initial transaction date as well as the line item on your balance sheet where it was recorded;

- the original amount of deferred gains on sale leaseback and the timeframe in which it was amortized;

- the nature of the derivative liability recorded in this transaction and specify the period in which it was initially recorded.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Cannarella at (202) 551-3337, or in his absence, Jill Davis at (202) 551-3683 with any questions in regard to the accounting comments. Please contact Donna Levy at (202) 551-3292 or, in her absence, me, at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Patricia Jordaan, Esq. (via facsimile)
D. Levy
J. Cannarella
J. Davis